Exhibit 3.1

AMENDMENT NO. 2 TO

FIFTH AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF

PVR PARTNERS, L.P.

This Amendment No. 2, dated as of February 20, 2014 (this “Amendment No. 2”), to the FIFTH AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF PVR Partners, L.P. (the “Partnership”) is entered into by PVR GP, LLC, a Delaware limited liability company (the “General Partner”), as general partner of the Partnership. Capitalized terms used but not defined herein are used as defined in the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership dated as of May 17, 2012, as amended by Amendment No. 1 thereto dated as of August 16, 2012 (the “Partnership Agreement”).

WHEREAS, the Partnership and the General Partner entered into that certain Agreement and Plan of Merger dated as of October 9, 2013 with Regency Energy Partners LP, a Delaware limited partnership, Regency GP LP, a Delaware limited partnership, and RVP LLC, a Delaware limited liability company, as amended by Amendment No. 1 thereto dated as of November 7, 2013 (the “Merger Agreement”);

WHEREAS, Section 5.16 of the Merger Agreement provides that the Partnership and the General Partner shall amend the Partnership Agreement (i) so that Section 5.9(f) of the Partnership Agreement provides for the mandatory and automatic conversion of the Class B Units into Common Units immediately prior to the effective time of the Merger and (ii) to revise the definition of the term “Preference Termination Date”; and

WHEREAS, the General Partner intends to amend the Partnership Agreement to reflect the matters referred to above.

NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

Section 1 Amendments.

(a) Section 1.1 of the Partnership Agreement is hereby amended to restate the following definition in its entirety:

“Preference Termination Date” means with respect to a Class B Unit the date such Class B Unit becomes eligible for conversion pursuant to Section 5.9(c)(i), 5.9(c)(ii), 5.9(c)(iii) or is converted pursuant to Section 5.9(f).”

(b) Section 1.1 of the Partnership Agreement is hereby amended to add the following definition:

“Regency Merger” means the merger of the Partnership with and into Regency Energy Partners LP, as contemplated by the Agreement and Plan of Merger, dated as of October 9, 2013, by and among the Partnership, the General Partner, Regency Energy Partners LP, a Delaware limited partnership, Regency GP LP, a Delaware limited partnership, and RVP LLC, a Delaware limited liability company, as amended by Amendment No. 1 thereto dated as of November 7, 2013.”

(c) Section 5.9(f) of the Partnership Agreement is hereby amended and restated in its entirety as follows:

“(f) Merger and other Extraordinary Transactions. Notwithstanding anything in Section 12.4(c) to the contrary, and except as provided by the last sentence of this Section 5.9(f) with respect to the Regency Merger, if (1) there shall be (a) a statutory unit exchange, consolidation, merger or combination involving the Partnership, other than a merger in which the Partnership is the continuing partnership and which does not result in any change (other than as a result of a subdivision or combination pursuant Section 6.3(e)) in Outstanding Common Units; or (b) a sale or conveyance as an entirety or substantially as an entirety of the property and assets of the Partnership, directly or indirectly, to another Person; and (2) pursuant to such statutory unit exchange, consolidation, merger, combination, sale or conveyance, Outstanding Common Units are converted or exchanged into or for stock (other than Common Units), other securities, other property, assets or cash, then the holder of each Class B Unit shall, effective immediately prior to such statutory unit exchange, consolidation, merger, combination, sale or conveyance, convert such Class B Unit at its election into either (A) the amount and kind of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a Common Unit immediately prior to such statutory unit exchange, consolidation, merger, combination, sale or conveyance would have been entitled to receive if all Outstanding Class B Units converted into Common Units immediately before such statutory unit exchange, consolidation, merger, combination, sale or conveyance (the “Reference Property”) or (B) if the Class B Unit is a Preferred Class B Unit, an amount of Reference Property having a value, in the reasonable determination of the General Partner, equal to the Class B Unit Price. Subject to Clause (2)(B) of the immediately preceding sentence, if the statutory unit exchange, consolidation, merger, combination, sale or conveyance causes the Common Units to be converted into the right to receive more than a single type of consideration (including based in part upon any form of election), the holders of Class B Units shall have the same rights in respect thereof as the holders of Common Units and the Reference Property into which each Class B Unit will be convertible will be deemed to be the same as would be the consideration for a Common Unit. However, at and after the effective time of the statutory unit exchange, consolidation, merger, combination, sale or conveyance, any amount otherwise payable in cash upon conversion of the Class B Units will continue to be payable in cash. None of the foregoing provisions shall affect the right of a holder of Class B Units to convert its Class B Units in accordance with, and subject to, the provisions of Sections 5.9(c)(i), 5.9(c)(ii), or 5.9(c)(iii) prior to the Record Date of such statutory unit exchange, consolidation, merger, combination, sale or conveyance. Notwithstanding anything herein to the contrary, the Class B Units shall be mandatorily and automatically, without further action on the part of the Partnership, the General Partner or any holder of Class B Units, converted into Common Units immediately prior to the effective time of the Regency Merger.”

Section 2 Ratification of Partnership Agreement. Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

Section 3 General Authority. The appropriate officers of the General Partner are hereby authorized to make such clarifying and conforming changes as they deem necessary or appropriate, and to interpret the Partnership Agreement, to give effect to the intent and purpose of this Amendment.

Section 4 Governing Law. The Amendment No. 2 will be governed by and construed in accordance with the laws of the State of Delaware.

IN WITNESS WHEREOF, the General Partner has executed this Amendment No. 2 as of the date first set forth above.

PVR GP, LLC

By:	/s/ Bruce D. Davis, Jr.
Name:	Bruce D. Davis, Jr.
Title:	Executive Vice President, General Counsel and Secretary